

Nihar Patel · 2nd in

General Partner at Journey Venture Partners

Austin, Texas, United States · 500+ connections · **Contact info**

 **Journey Venture Par**

University of Iowa - Tippie College of Bu:

Experience

General Partner

Journey Venture Partners

Sep 2019 – Present · 1 yr 5 mos

Austin, Texas Area

Journey Venture Partners is an Austin based Venture Capital & Private Equity firm with a focus on being a partner for start-ups offering investment, mentorship, and strategic business partnerships. At Journey Venture Partners, assigned General Partner duties and associated accomplishments include the following:

➤ Responsible for assessing and performing the following investment functions:

o Evaluating opportunities for investment, measuring investment risks, analyzing financial data and performing business and investment valuations.

➤ Conducts deal analysis and provides recommendations for follow-on investments ...see mor



Chief of Staff

Newchip

Oct 2018 – Present · 2 yrs 4 mos

Austin, Texas Area

Newchip provides entrepreneurs with all of the skills and tools necessary to build, scale, and fund their startups from idea to IPO via our online accelerator, investor funding platform, and venture fund.

Writer – Financial Market Research

Self-Employed

Nov 2017 – Oct 2018 · 1 yr

Englewood, NJ

➤ Responsible for ghostwriting finance and investment articles while seeking the right role.

➤ Researched Blockchain technology and investment space.

➤ Authored highly circulated articles under a personally owned and managed by-line.

➤ Documented active investments by utilizing experience and education with a trad ...see mor

 OpenDoor Article.pdf

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Project Team Leader and Market Research Consultant (Internship)

Insta-Pro International

May 2016 – May 2017 · 1 yr 1 mo

Iowa City, IA

Due to the success of a summer internship, the company offered an additional project during the spring as part of a hands-on experiential learning during my 2nd year of MBA studies. Task and accomplishments include the following:

➤ Directed a project team of five first-year MBA students to identify markets for nev ...see mor

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Writing Tutor – Work Study

University of Iowa - Henry B. Tippie College of Business

Aug 2015 – May 2017 · 1 yr 10 mos

Iowa City, Iowa Area

➤ Worked with students to assess patterns of strength and weaknesses in their writing in addition to supporting the development of their academic writing abilities.

➤ Directed students in the use of online library resources and aided with research questions, search terms, and research collection. ...see mor

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Education



University of Iowa - Henry B. Tippie College of Business

Master of Business Administration (M.B.A.), Finance, General, GPA: 3.76

2015 – 2017

Activities and Societies: Henry Fund

Selected Course Module Highlights

➤ Managerial Finance

➤ Business Communications

➤ Portfolio Management

➤ Financial Modeling
➤ Corporate Investment and Financing Decisions



University of California, Hastings College of the Law
Juris Doctor, Law
2008 – 2011



University of California, Davis
Bachelor of Arts (B.A.), Political Science
2005 – 2008
Activities and Societies: Pi Sigma Alpha - Political Science Honor Society

Selected Course Module Highlights
➤ Comparative Political Systems
➤ American government and institutions
➤ Public Law
➤ International Relations



